Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2025 First Quarter Results

COLUMBUS, Ohio (May 2, 2025) SCI Engineered Materials, Inc. (“SCI” or “Company”) (SCIA: OTCQB), today reported financial results for the three months ended March 31, 2025.

Jeremy Young, President and Chief Executive Officer, commented “We continued to adapt to fast-changing market conditions throughout the first three months of 2025. Our initiatives included actively managing costs and operating expenses, maintaining greater contact with client companies, adding new customers, and pursuing opportunities to increase the Company’s revenue.

There were positive developments during the first quarter of 2025 that should benefit SCI’s future performance. Our ongoing commitment to leveraging R&D activities led to the introduction of an indium tin oxide product, which is innovative and desired by current and potential customers seeking an alternative to current materials. Additionally, interest in the Company’s capabilities to domestically manufacture products and/or provide specialized bonding services is growing and has accelerated following the announcement of global tariffs last month.”

Revenue

Revenue for the three months ended March 31, 2025, was $3,500,232 compared to $8,403,095 last year. Product mix, lower raw material costs and lower volume contributed to the year-over-year decline. Order backlog was $2.5 million at March 31, 2025, and December 31, 2024, respectively.

Gross profit

Gross profit was $1,072,814 for the first quarter of 2025 versus $1,415,116 for the same period last year, a decrease of 24%. Lower raw material costs and lower volume were key factors in the year-over-year decrease.

Operating expenses

The Company’s operating expenses decreased 3% to $770,275 for the first three months of 2025 from $796,848 for the same period a year ago. Lower research and development expense and a slight decrease in marketing and sales expense more than offset higher general and administrative (G&A) expense. Higher G&A expense for this year’s first quarter was due to the recent addition of staff, higher professional fees, Information Technology consulting services and higher rent compared to the same period last year.

Net interest income

Net interest income increased 13% to $98,130 for the first quarter of 2025 from $87,056 for the same period a year ago due to higher cash and equivalents and investments in marketable securities compared to the first quarter of 2024.

Income taxes

Income tax expense decreased 43% to $90,952 for the three months ended March 31, 2025, from $160,000 a year ago. The Company’s effective tax rate was 22.7% for the first quarter of 2025 and 2024, respectively.

Net income

Net income was $309,717 for the first three months of 2025 versus $545,324 for the same period last year. Slightly lower operating expenses for the three months ended March 31, 2025, partially offset the decrease in gross profit compared to the same period last year. Net income per diluted share was $0.07 for the first three months of 2025 compared to $0.12 last year.

Cash and cash equivalents

Cash and cash equivalents were $7,353,420 at March 31, 2025, compared to $6,753,403 at December 31, 2024, an increase of 9%. The Company’s investments in marketable securities totaled $3,008,478 at the end of the first quarter of 2025 versus $2,758,478 at December 31, 2024, an increase of 9%.

Debt outstanding

Total debt outstanding was $0 at March 31, 2025, and December 31, 2024, respectively.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications and works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2024. One or more of these factors has affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	March 31,	December 31,
	2025	2024
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$7,353,420	$6,753,403
Investments - marketable securities, short term	509,478	509,478
Accounts receivable, less allowance for doubtful accounts	698,668	775,288
Inventories	1,191,064	1,432,914
Prepaid purchase orders and expenses	143,022	238,834
Total current assets	9,895,652	9,709,917

Property and Equipment, at cost	9,974,822	9,904,028
Less accumulated depreciation and amortization	(7,723,048)	(7,632,946)
Property and equipment, net	2,251,774	2,271,082

Other Assets
Investments, net - marketable securities, long term	2,499,000	2,249,000
Right of use asset, net	1,195,470	1,236,572
Other assets	65,160	66,394
Total other assets	3,759,630	3,551,966
TOTAL ASSETS	$15,907,056	$15,532,965

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Operating lease, short term	$184,183	$174,863
Accounts payable	458,277	419,209
Customer deposits	538,035	337,873
Accrued expenses	314,366	532,260
Total current liabilities	1,494,861	1,464,205

Deferred tax liability	205,789	121,649
Operating lease, long term	1,011,287	1,061,709
Total liabilities	2,711,937	2,647,563

Total shareholders' equity	13,195,119	12,885,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$15,907,056	$15,532,965

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

	THREE MONTHS ENDED MARCH 31,
	2025	2024

Revenue	$3,500,232	$8,403,095
Cost of revenue	2,427,418	6,987,979
Gross profit	1,072,814	1,415,116
General and administrative expense	547,821	482,261
Research and development expense	102,267	185,235
Marketing and sales expense	120,187	129,352
Income from operations	302,539	618,268
Interest income, net	98,130	87,056
Income before provision for income taxes	400,669	705,324
Income tax expense	90,952	160,000
NET INCOME	$309,717	$545,324
Earnings per share - basic and diluted
Income per common share
Basic	$0.07	$0.12
Diluted	$0.07	$0.12
Weighted average shares outstanding
Basic	4,568,127	4,534,801
Diluted	4,572,491	4,567,707

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

	2025	2024
CASH PROVIDED BY (USED IN):
Operating activities	$933,353	(11,694)
Investing activities	(333,336)	(176,534)
Financing activities	—	(20,439)
NET INCREASE (DECREASE) IN CASH	600,017	(208,667)

CASH - Beginning of period	6,753,403	5,673,994

CASH - End of period	$7,353,420	$5,465,327